[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 7, 2018

VIA FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel Joshua Shainess
Re:	CBS Corporation Preliminary Information Statement on Schedule 14C Filed on May 25, 2018 File No. 001-09553

Dear Messrs. Spirgel and Shainess:
This letter relates to comments received by CBS Corporation ("CBS," the "Company," "we," "us" or "our") from the staff of the Division of Corporation Finance (the "Staff") of the

Securities and Exchange Commission (the "Commission") by letter dated June 4, 2018, with respect to the Preliminary Information Statement on Schedule 14C, File No. 001-09553, filed with the Commission on May 25, 2018 (the "Information Statement").

            For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.  All references to page numbers, captions and defined terms correspond to the Information Statement unless otherwise specified.
Preliminary Information Statement filed on May 25, 2018
Cover Page
1.
Please provide us with the basis for your statement that "the Purported Bylaw Amendments cannot become effective under controlling federal law and SEC rules until 20 days after the Information Statement is distributed to stockholders." Similarly, provide us with your analysis as to whether and how Exchange Act Rule 14c-2 preempts Delaware law with respect to the effectiveness of actions taken by written consent by holders of a majority of the Company's voting power.

We respectfully note the Staff's comment.
When corporate action is being taken "by the written authorization or consent of security holders," Rule 14c-2 under the Exchange Act requires a registrant to distribute an information statement to all stockholders that are entitled to consent to such action and from whom consents are not being solicited.1   The Rule further provides that the information statement must be distributed "at least 20 calendar days prior to the earliest date on which the corporate action may be taken."2  Thus, the plain text of Rule 14c-2 prohibits a corporate action taken by written consent from becoming effective until at least 20 days after an information statement is provided to the corporation's stockholders.  Accordingly, any action taken by written consent purporting to be effective within 20 days after an information statement is distributed would be in clear violation of Rule 14c-2.
Here, the Company received the Purported Bylaw Amendments from NAI on May 16, 2018.  The Company had not received any advance notice of the Purported Bylaw Amendments prior to their receipt and promptly prepared a preliminary information statement which it filed with the Commission on May 25, 2018.  The Company will mail the Information Statement to its stockholders promptly after it has become definitive.  Consequently, under Rule 14c-2, the Purported Bylaw Amendments, if valid under state law, cannot become effective until 20 days after such mailing of the Information Statement.
The Company respectfully advises the Staff that the Company's analysis of Rule 14c-2 is required not only by the plain text of Rule 14c-2, but is consistent with long-standing SEC policy and practice.  In 1968, in proposing to amend Rule 14c-2 to add the requirement to distribute an information statement in the case of action taken by stockholders by written consent, the SEC

1 17 C.F.R. § 240.14c-2(a)(1).
2 17 C.F.R. § 240.14c-2(b).

stated that "in the absence of such an amendment important corporate action can be taken under [Delaware's and other states'] statutory provisions by a relatively few large stockholders without the prior knowledge or consent of the other stockholders" (emphasis added).3  The Commission specifically acknowledged in its adopting release that "[r]ecent changes in the corporate codes of certain states (notably Delaware and Pennsylvania) permit the taking of certain corporate action, which would normally be voted upon at a meeting of security holders, by securing the written authorization or consent of" one or more stockholders, necessitating the amendment to Rule 14c-2 to require the advance distribution of an information statement.4   By imposing the requirement to furnish an information statement, the Commission vindicated the right of minority stockholders to have "prior knowledge" before a corporate action by the written consent of less than all stockholders takes effect.
Since the adoption of Rule 14c-2, in circumstances where corporate action has purported to have been taken prior to 20 days following the distribution of the information statement, the Staff has indicated that the timing of the purported corporate action violated Rule 14c-2 or asked the corporation to explain how it has complied with Rule 14c-2, and has required the corporation to advise its stockholders of the corporation's potential for liability for breaching Rule 14c-2.5  For example, in a letter to Brightlane Corp. in December 2015, the Staff questioned how a corporate name change, authorized share increase and authorization of preferred shares that had been approved by written consents delivered by a majority stockholder had become effective prior to 20 days following the distribution of an information statement, given the requirements of Rule 14c-2.  The Staff required Brightlane Corp. to provide disclosure to its stockholders in its definitive information statement filed several weeks later regarding its potential liability for failure to comply with Regulation 14C.  Brightlane Corp.'s subsequent annual report on Form 10-K contained a risk factor under the caption "We may be subject to liability for failure to comply with the requirements of Regulation 14C under the Securities Exchange Act of 1934."  The Staff has taken a consistent position in other instances.6
The validity of the Purported Bylaw Amendments under state law is currently at issue in litigation before the Delaware Court of Chancery.  Even if the Purported Bylaw Amendments are found to be valid as a matter of substantive Delaware law, to the extent state law provides that corporate action taken by shareholder written consent is effective prior to 20 days following the

3 SEC Release No. 34-8467, 1968 WL 87311.
4 SEC Release No. 34-8521, 1969 WL 96600.
5 See Letter from Securities and Exchange Commission to Brightlane Corp., December 11, 2015 ("Pursuant to the Form 8-K filed on September 25, 2015 and the disclosure in your preliminary information statement, it appears that you have taken all of the actions approved by the shareholder consent. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Because the company name change, the authorized share increase and authorization of preferred shares have taken place, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C. Please provide us with the draft disclosure for our review.").
6 See, e.g., Letters from the SEC to Bluegate Corporation (December 8, 2009 and February 10, 2010); Letter from the SEC to China Wind Systems (December 31, 2007); Letter from the SEC to Dynamic Natural Resources (June 17, 2008); Letter from the SEC to Inova Technology, Inc. (July 19, 2011); Letter from the SEC to MoneyLogix Group, Inc. (September 9, 2009); Letter from the SEC to Nasus Consulting (March 25, 2009).

distribution of the information statement, the state law would be in direct conflict with the plain text of Rule 14c-2 and would frustrate its clearly stated purpose.7  Accordingly, as a matter of federal law, which preempts under the Supremacy Clause of the United States Constitution any state law that directly conflicts with or frustrates the purposes and objectives of federal law, the Purported Bylaw Amendments would be without force or effect until 20 days after the information statement is distributed to stockholders.  In this regard, the Company notes that federal courts examining the interplay between the Williams Act and state takeover statutes found that the Williams Act preempted state statutes that were in direct conflict therewith.8   One consideration in these cases was whether the timing of tender offers contemplated by the disputed state statute conflicted with the timing contemplated by the Williams Act, and whether the provisions of the statute frustrated the purpose of the Williams Act.  Any state law that purports to allow written consents to be effective immediately would directly conflict with Rule 14c-2 and would frustrate the purpose of the rule by depriving stockholders of notification in advance of the effectiveness of the corporate action, and would thus be preempted by controlling federal law.
Votes Required, page 3
2.
You disclose that "NAI is controlled by Mr. Sumner M. Redstone" through a trust, which owns 80% of the voting interest of NAI, and that such voting interest of NAI held by the SMR Trust will be voted solely by Mr. Sumner M. Redstone until his incapacity or death.  However, we note that this disclosure is inconsistent with your assertion in your recent legal complaint that Ms. Shari Redstone controls NAI. Please revise your disclosure here, and in future filings, to clarify your understanding of who controls NAI.

               We respectfully note the Staff's comment.  The Company respectfully advises the Staff that for the reasons explained below, the Company believes that its existing disclosure regarding control of NAI, both in the Preliminary Information Statement and its other filings with the Commission, complies with applicable law.
In preparing the Company's annual report on Form 10-K filed with the Commission on February 20, 2018, the Company's definitive proxy statement filed with the Commission on April 6, 2018 and the Company's quarterly report on Form 10-Q filed with the Commission on May 4, 2018, each of which contains the statement that NAI is controlled by Sumner Redstone

7 State law may be preempted by duly promulgated federal rules.  See Geier v. Am. Honda Motor Co., Inc., 529 U.S. 861, 886 (2000) (holding that state common law claim was preempted by rule promulgated by Department of Transportation where actual conflict existed between rule and state common law).
8 See, e.g., MITE Corp. v. Dixon, 633 F.2d 486, 498-99 (7th Cir. 1980) (finding Illinois takeover statute preempted by Williams Act because, among other things, it "provides for lengthy prenotification delay, a requirement Congress specifically rejected"), aff'd sub nom. Edgar v. MITE Corp., 457 U.S. 624, 102 S. Ct. 2629, 73 L. Ed. 2d 269 (1982); Kennecott Corp. v. Smith, 507 F. Supp. 1206, 1219 (D.N.J. 1981) (finding New Jersey takeover statute preempted because one aspect "frustrates the neutral policy of the Williams Act and is therefore invalid" and another "provides the incumbent management of the target with additional time to thwart an offer not contemplated by the federal scheme").

through a trust which owns 80% of the voting interest of NAI, the Company took note of NAI's statement in its filing on February 13, 2018 on Schedule 13G/A that "The Trust owns 80% of the stock of NAI. Mr. Redstone has sole control over all actions by the Trust with respect to the shares of NAI stock owned by the Trust."  The Company's disclosure regarding control of NAI is consistent with NAI's own disclosure regarding the same, in compliance with Item 403 of Regulation S-K which states that a  registrant "may rely upon information set forth [in statements filed pursuant to section 13(d) or 13(g) of the Exchange Act] unless the registrant knows or has reason to believe such information is not complete or accurate."9
In addition, cognizant of the fact that neither the Company nor any member of its management is a party to the SMR Trust or any other document relating to the control of the SMR Trust and related entities, the Company engaged in due inquiry of NAI in advance of each of the annual and quarterly filings referred to above, consistent with its general practice for such filings, to confirm that the Company's disclosure regarding control of NAI remained accurate and complete. NAI confirmed such disclosure in each such case. The Company's disclosure in the Preliminary Information Statement regarding control of NAI is consistent with these recently confirmed disclosures.
As noted by the Staff, the Company alleges in pending litigation in the Delaware Court of Chancery that Shari Redstone has exerted effective control over NAI.  NAI also states in its complaint in the same proceeding that control of NAI has "migrated" from Sumner Redstone to Shari Redstone.  The Company also notes in its amended verified complaint, the legitimacy of Ms. Redstone's control over NAI is subject to challenge and ongoing litigation, to which the Company is not a party. The degree to which Ms. Redstone's control of NAI may constitute direct or indirect dispositive or voting power for beneficial ownership purposes, and the implications of any such control under other applicable disclosure rules, cannot presently be known. The Company believes that disclosure seeking to anticipate the potential outcome of these proceedings would not be meaningful and could be confusing to investors, particularly if such disclosure were to conflict with NAI's own disclosure regarding the same subject matter.  Thus, the Company respectfully advises the Staff that it believes that in light of the ongoing litigations, the Company's present disclosure complies with applicable law.

* * * * * *

9 17 C.F.R. § 229.403.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1314 or by email at DEShapiro@wlrk.com.

Very truly yours,
/s/ David E. Shapiro
David E. Shapiro